Exhibit 99.1

Ballard CEO Presents at Exclusive Powertrain and Vehicle Seminar Event in China

VANCOUVER and BEIJING, Jan. 18, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that the Company's President and CEO, Randy MacEwen, presented on Ballard's vision for the role of fuel cell electric vehicles, or FCEVs, in the transformation of powertrain technologies at the "International Seminar on Powertrain Technology Transformation and Upgrading of Traditional Fuel Vehicles", held on January 15th in Beijing. Mr. MacEwen also attended a private breakfast meeting with Minister Wan Gang, China's Minister of Science and Technology, where he joined an exclusive panel of international leaders for a briefing and discussion prior to the seminar.

The seminar event was organized by the China Internal Combustion Engine Association and supported by China's Department of International Cooperation of the Ministry of Science and Technology and Department of International Affairs of China Association for Science and Technology.

"It was an honor to present Ballard's vision for FCEVs to such a distinguished audience of drivetrain and automotive experts, including Minister Wan Gang, who has been a key champion for fuel cell technology," said Randy MacEwen, Ballard President and CEO. "Climate change, degrading air quality and electrification are all trends that are catalyzing profound changes in propulsion systems. The resulting transformation of automotive powertrain technology presents compelling opportunities for disruptive, zero-emission fuel cell solutions that feature safety, reliability and attractive total-cost-of-ownership economics."

Mr. MacEwen continued, "Ballard's vision is that hydrogen FCEVs play a key role in medium and heavy-duty vehicle markets where use cases require long range, heavy payloads, fast refueling and route flexibility. These use cases contribute a disproportionately large amount of CO2 emissions and typically feature centralized depot refueling. In addition, we believe the growth of shared mobility, supplemented in the future by the implementation of autonomous drive systems, will significantly increase utilization rates of passenger vehicles in urban environments, including long range requirements and high daily hours of operation, thereby enhancing the economic attractiveness of fuel cell-powered passenger vehicles."

The lineup of distinguished speakers at the seminar included:

•	Senior Chinese Government representatives – among them Mr. Wan Gang, Minister of Science and Technology and President of the China Association for Science and Technology, previously a Senior Executive with Audi AG – along with scientists and technology experts from a number of China's leading universities; and
•	Senior Executives from Chinese and other international engine manufacturers, automotive suppliers and vehicle OEMs – among them Mr. Tan Xuguang, Chairman and CEO of Weichai Power Co., Ltd., Mr. Peter Tyroller, Board Member at Robert Bosch GmbH, Mr. Hirai Toshihiro, Vice President of Nissan Motor Co. Ltd., Dr. Li Jun, Chief Engineer at FAW Group Co. Ltd., Mr. Zhang Jinhua, Executive Vice President and Secretary General of SAE-China, Mr. Michael Wellenzhon, Chief Sales Officer of Deutz AG, Mr. Helmut List, CEO of AVL List GmbH, Mr. Stefan Pischinger, CEO of FEV Group GmbH and Mr. Peter Scherm, General Manager of the European Association of Internal Combustion Engines.

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated development results and impacts on our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/January2018/18/c2013.html

%CIK: 0001453015

For further information: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 17:00e 18-JAN-18